UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Combination Agreement

On February 28, 2017, Intelsat S.A. (“Intelsat”) entered into a combination agreement (the “Combination Agreement”) with WorldVu Satellites Limited, pursuant to which a new Luxembourg holding company will become the parent company of the OneWeb group (such parent company or WorldVu Satellites Limited, as applicable, “OneWeb”) and OneWeb will then merge with Intelsat, with Intelsat being the surviving public company (the “Merger”).

On February 28, 2017, Intelsat entered into a share purchase agreement (the “Share Purchase Agreement”) with SoftBank Group Corp. (“SoftBank”), pursuant to which SoftBank will make a $1.73 billion cash investment in the combined company (the “SoftBank Investment” and together with the Merger, each, a “Transaction” and together, the “Transactions”) in connection with the closing of the Merger.

Under the terms of the Combination Agreement, at the effective time of the Merger, each common share of OneWeb issued and outstanding immediately prior to the effective time will be converted into the right to receive 66 common shares of Intelsat.

Under the terms of the Share Purchase Agreement, SoftBank will purchase such number of common shares of Intelsat that would result in it owning, together with the shares received pursuant to the Merger, 39.9% of the voting common shares of Intelsat. The remainder of SoftBank’s investment will be in the form of non-voting preferred shares of Intelsat. The preferred shares will be redeemable at Intelsat’s option at any time, subject to a minimum redemption amount, and also will be mandatorily redeemable upon a change of control. The redemption amount will be based on a liquidation preference that adjusts over time. The preferred shares will be convertible into common shares in certain circumstances and subject to certain limitations; any conversion will be based on the original un-adjusted liquidation preference and an original conversion price of $5.00 per common share. The preferred shares will participate in any dividends on common shares on an as-converted basis.

The obligations of each party to the Combination Agreement to consummate the Merger are subject to certain closing conditions, including the receipt of certain regulatory approvals or clearances, SoftBank having funded its pre-existing investment commitment to OneWeb, the completion of certain debt exchange offers, and other customary closing conditions. The obligations of each party to the Share Purchase Agreement to consummate the SoftBank Investment are generally subject to conditions that are substantially similar to the conditions in the Combination Agreement. In addition, the obligations of the applicable parties to consummate each Transaction are cross-conditioned on the consummation of the other Transaction. Shareholders of Intelsat and shareholders of OneWeb have agreed to vote sufficient shares in favor of the Transactions in order to satisfy the necessary shareholder approval requirements for the Transactions.

The Combination Agreement and Share Purchase Agreement may be terminated upon failure to close the Transactions by February 28, 2018, failure to receive sufficient tenders in the debt exchange offers by May 29, 2017, or in other customary circumstances.

The foregoing descriptions of the Combination Agreement and Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the actual terms of the Combination Agreement and the Share Purchase Agreement, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference. The Combination Agreement and Share Purchase Agreement have been included to provide investors with information regarding their terms and are not intended to provide any financial or other factual information about Intelsat, OneWeb or SoftBank. In particular, the representations, warranties and covenants contained in the Combination Agreement and Share Purchase Agreement (i) were made only for purposes of those agreements and as of specific dates, (ii) were solely for the benefit of the parties to the Combination Agreement and Share Purchase Agreement, (iii) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Combination Agreement and Share Purchase Agreement instead of establishing those matters as facts and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Combination Agreement and Share Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by Intelsat, OneWeb, or SoftBank. Accordingly, investors should read the representations, warranties, and covenants in the Combination Agreement and Share Purchase Agreement not in isolation but only in conjunction with the other information about the respective companies included in reports, statements and other filings made with the U.S. Securities and Exchange Commission.

(d) Exhibits.

Exhibit Number	Description

99.1	Combination Agreement, by and between Intelsat S.A. and WorldVu Satellites Limited, dated as of February 28, 2017

99.2	Share Purchase Agreement, by and between Intelsat S.A and SoftBank Group Corp., dated as of February 28, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: February 28, 2017	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Combination Agreement, by and between Intelsat S.A. and WorldVu Satellites Limited, dated as of February 28, 2017

99.2	Share Purchase Agreement, by and between Intelsat S.A and SoftBank Group Corp., dated as of February 28, 2017